Exhibit 99.2

VOTING INSTRUCTION CARD

James Hardie Industries N.V.

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on August 8th, 2003)

The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares represented by such Receipts of James Hardie Industries N.V. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 9th, 2003, at the Meeting of Shareholders of the Company to be held on August 15, 2003 in Sydney, Australia in respect of the resolution specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.

2.	It is understood that, if this form is not signed and returned, the Depositary will not vote such items.

To include any comments, please mark this box.  ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

▼  DETACH PROXY CARD HERE  ▼

☐	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope	☒ Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST
Resolutions
BUSINESS OF ANNUAL GENERAL MEETING
1.	Reports and accounts for the year ended 31 March 2003	☐	☐
2.	Election of members of the Supervisory and Joint Boards
	a. Ms. M Hellicar	☐	☐
	b. Mr. M Gillfillan	☐	☐
	c. Mr. P Cameron	☐	☐

		FOR	AGAINST

	d. Mr. D McGauchie	☐	☐
3.	Supervisory Board Share Plan Participation	☐	☐
4.	Election of member of the Managing Board	☐	☐
5.	Renewal of Authority for acquisition by the Company of its own shares	☐	☐

		FOR	AGAINST

6.	Increase in nominal value of shares and conversion of share premium; amendments to Articles of Association	☐	☐
7.	Reduction of capital; amendment to Articles of Association	☐	☐
8.	Procedural authorizations	☐	☐

SCAN LINE
The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here